Filed Pursuant to Rule 433

Registration No. 333-162722

October 29, 2009

AMPHENOL CORPORATION

Final Term Sheet

October 29, 2009

Issuer:	Amphenol Corporation

Size:	$600,000,000

Security Type:	Registered Senior Notes

Maturity:	November 15, 2014

Coupon (Interest Rate):	4.75%

Price to Public:	99.813%

Yield to Maturity:	4.792%

Spread to Benchmark Treasury:	237.5 bps

Benchmark Treasury:	2.375% due September 30, 2014

Benchmark Treasury Price and Yield:	99-25¾ and 2.417%

Interest Payment Dates:	May 15th and November 15th commencing May 15, 2010

Redemption Provision:	Treasury Rate plus 35 bps

Settlement Date:	November 5, 2009 (T+5)

CUSIP/ISIN:	032095AA9/ US032095AA98

Ratings*:	Baa3 (stable) / BBB- (stable)

Joint Bookrunners:	Banc of America Securities LLC, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBS Securities Inc., TD Securities (USA) LLC

Pursuant to the provisions of the amendment to Amphenol’s revolving credit facility described under “Use of Proceeds” in the prospectus to which this Final Term Sheet relates, the banks’ revolving credit commitment to the company will be reduced from $1 billion to approximately $750 million as a result of this offering.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling collect J.P. Morgan Securities Inc at 212-834-4533.